UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission file number 1-09328

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB PUERTO RICO SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

1 Ecolab Place

Saint Paul, Minnesota 55102

ECOLAB PUERTO RICO SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS

as of December 31, 2020 and 2019

and

for the year ended December 31, 2020

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2020

Beginning Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Trustees, and Plan Participants of the

Ecolab Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ecolab Puerto Rico Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s Management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, referred to as “supplemental information”, has been subjected to the auditing procedures performed in conjunction with the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ Olsen Thielen & Co., Ltd.

Roseville, Minnesota
June 25, 2021

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (in thousands)	2020	2019

Investments at fair value
Ecolab Inc. common stock	$5,673	$4,920
Registered investment companies	3,610	3,628
Common/collective trusts	2,942	1,667
Total investments	12,225	10,215

Receivables
Notes receivable from participants	477	384
Dividends and interest receivable	13	12
Employer contributions receivable	2	-
Total receivables	492	396

Net assets available for benefits	$12,717	$10,611

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (in thousands)	2020

Investment results
Net appreciation in fair value of investments	$1,529
Dividends and interest	166
Total investment results	1,695

Interest income on notes receivable from participants	22

Contributions
Participants	423
Employer	212
Total contributions	635

Deductions
Distributions to participants	(245)
Plan expenses	(1)
Total deductions	(246)

Net increase	2,106

Net assets available for benefits
Beginning of year	10,611
End of year	$12,717

The accompanying notes are an integral part of the financial statements.

Notes to financial statements

1. Description of Plan

The following brief description of the Ecolab Puerto Rico Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

The Plan is sponsored by Ecolab Inc. (“Ecolab”) for the benefit of certain individuals employed by Ecolab’s wholly owned subsidiary, Ecolab Manufacturing Inc. (the “Company”), and is subject to income taxation under Puerto Rico laws.

General and Eligibility

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company in Puerto Rico. Employees who are employed by the Company and who are subject to income taxation under the laws of Puerto Rico may participate in the Plan as of the first day of the month on or after their date of hire, provided they are not subject to a collective bargaining agreement which does not provide for their participation in the Plan. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Puerto Rico tax code (“the Code”). The Plan and trust are located and qualified only in Puerto Rico.

The Benefits Finance Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan Administrator is responsible for administration of the Plan.

Contributions

Contributions are made to the Plan as pre-tax savings contributions, participant rollover contributions and employer matching contributions.

Pre-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation (subject to a Puerto Rico statutory annual maximum of $15,000 for 2020) for the purpose of making pre-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with Puerto Rico laws (up to $1,500 in 2020).

Participants may also contribute amounts representing distributions from other qualified plans (rollover).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

Vesting

Participants are fully vested in their accounts at all times.

Plan Benefits

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees may be eligible to withdraw part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to taxation under the tax rules applicable to Puerto Rico residents.

The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES” Act which, in accordance with section 2202(a) of the CARES Act, allowed eligible participants to take a distribution of up to $100,000 from the Plan between April 1, 2020 and December 31, 2020. The Plan will execute a formal Plan amendment within the timeframe required by law.

Notes Receivable from Participants

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years.

Notes receivable from participants at December 31, 2020 had interest rates ranging from 4.25% to 6.50% and are due at various dates through January 2026. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

Participant Accounts and Allocation

Banco Popular de Puerto Rico (“Banco Popular” or “trustee”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant's account is credited with the participant's contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Banco Popular in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and Ecolab has the right to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Banco Popular holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab and the participants in the Plan. The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year).

Contributions

Participant pre-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

Risks and Uncertainties

The Plan provides for a range of investment options in various combinations of investment funds. Investments are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the 2020 Statement of Net Assets Available for Benefits.

As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits, as mentioned above. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.

Concentration of Market Risk

At December 31, 2020 and 2019, approximately 45% and 46%, respectively, of the Plan’s net assets were invested in the common stock of Ecolab. The underlying value of Ecolab Inc. common stock is dependent on the performance of Ecolab and the market’s evaluation of such performance.

Distributions to Participants

Distributions to participants are recorded when paid.

Plan Expenses

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

New Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all plans that are required to include fair value measurement disclosures. The Plan adopted this standard effective January 1, 2020 and did not have a significant impact on the Plan’s financial statements.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

During 2020, the Plan was restated to change the employer matching contribution formula. Effective January 1, 2021, participant contributions up to 4% of eligible compensation are matched 100% by the Company and participant contributions over 4% and up to 8% of eligible compensation are matched 50% by the Company. Participants should refer to the restated Plan document for more complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

3. Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab's common stock on the New York Stock Exchange.

Common/collective trusts: Investments in common/collective trusts are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Levels during the years ended December 31, 2020 and 2019. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2020 and 2019, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

(in thousands)	2020
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$5,673	$5,673	$-	$-
Registered investment companies	3,610	3,610	-	-
Total assets in the fair value hierarchy	9,283	9,283	-	-
Common/collective trusts measured at net asset value (*)	2,942	-	-	-
Investments at fair value	$12,225	$9,283	$-	$-

(in thousands)	2019
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$4,920	$4,920	$-	$-
Registered investment companies	3,628	3,628	-	-
Total assets in the fair value hierarchy	8,548	8,548	-	-
Common/collective trusts measured at net asset value (*)	1,667	-	-	-
Investments at fair value	$10,215	$8,548	$-	$-

(*) Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following table sets forth additional disclosures of the Plan investments whose fair value is estimated using net asset value per share as of December 31, 2020:

(in thousands)
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Common/collective trusts
As of December 31, 2020	$2,942	-	Immediate	None

The following table sets forth additional disclosures of the Plan investments whose fair value is estimated using net asset value per share as of December 31, 2019:

(in thousands)
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Common/collective trusts
As of December 31, 2019	$1,667	-	Immediate	None

The fair value of investments in this category has been estimated using the net asset value per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.

4. Tax Status

The Plan constitutes a qualified plan and trust under the Puerto Rico tax code. The Plan is maintained as a foreign trust covering only individuals subject to taxation under the Puerto Rico tax code and therefore no provision for United States federal income taxes has been included in the Plan's financial statements.

A favorable determination letter, dated May 22, 2012, was received from the Puerto Rico Treasury Department on the form of the Banco Popular Master Defined Contribution Retirement Plan adoption agreement and master plan, upon which the Plan is maintained. The Plan also received an individual determination letter from the Puerto Rico Treasury Department dated August 26, 2016. The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in accordance with Section 1165(a) of the Puerto Rico Internal Revenue Code and is, therefore, exempt from Puerto Rico income taxes. Therefore, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico tax authority. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Ecolab.

Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including Ecolab Inc. common stock.

During 2020 and 2019, the Plan invested in Ecolab Inc. common stock. The Plan held 26,221 and 25,493 shares at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, purchases and sales of shares by the Plan totaled approximately $365,000 and $217,000, respectively.

During 2020, Ecolab offered shareholders the opportunity to tender all or part of their Ecolab Inc. common stock in exchange for ChampionX Holding Inc. common stock, in advance of the June 3, 2020 merger of ChampionX Holding Inc. into Apergy Corporation, with ChampionX Inc. as the surviving publicly traded company. Participants in the Plan holding an investment in the Ecolab stock fund in the Plan as of April 24, 2020, were included in this tender offer. None of the participants in the Plan elected to participate in the tender offer.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2020

EIN 41-0231510

Plan Number: 005

	(in thousands)
		(c)
(a)	(b)	Description of investment	(e)
	Identity of Issue, Borrower, Lessor,	including maturity date, rate of interest,	Current
	or Similar Party	collateral, par, or maturity value	Value

	Registered investment companies
	Spartan 500 Index Fund Investor Class	Mutual Fund	$2,401
	Fidelity Extended Market Index Fund	Mutual Fund	325
	Spartan US Bond Index Fund	Mutual Fund	246
	Fidelity Government Money Market Fund	Money Market	229
	Dodge & Cox International Stock Fund	Mutual Fund	188
	Dodge & Cox Stock Fund	Mutual Fund	124
*	Banco Popular Time Deposit Open Account	Money Market	73
	Western Asset Core Plus Bond Fund	Mutual Fund	22
	Fidelity Global ex US Index Fund	Mutual Fund	2
	Total registered investment companies		3,610

	Common/collective trusts
	State Street Target Retirement 2025 Fund M	Common/collective trusts	545
	State Street Target Retirement 2035 Fund M	Common/collective trusts	538
	Harbor Capital Appreciate CIT	Common/collective trusts	534
	State Street Target Retirement 2045 Fund M	Common/collective trusts	378
	State Street Target Retirement 2040 Fund M	Common/collective trusts	350
	State Street Target Retirement 2030 Fund M	Common/collective trusts	156
	State Street Target Retirement 2050 Fund M	Common/collective trusts	151
	Wellington Trust Investment Fund	Common/collective trusts	141
	State Street Target Retirement 2055 Fund M	Common/collective trusts	103
	State Street Target Retirement Income Fund M	Common/collective trusts	25
	State Street Target Retirement 2020 Fund M	Common/collective trusts	13
	State Street Target Retirement 2060 Fund M	Common/collective trusts	8
	Total common/collective trusts		2,942

*	Ecolab Inc. common stock	Common Stock	5,673

*	Notes receivable from participants	Participant notes due on various
		dates through January 2026 (stated
		interest rates ranging from 4.25% to 6.50%)	477

			$12,702
	(*) Party-in-interest
	(d) Cost is omitted for participant-directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ecolab Puerto Rico Savings Plan

Date:	June 25, 2021	By:	/s/ Teresa Helm
Teresa Helm,
Director, Benefits North America,
Human Resources
Ecolab Inc.
(Plan Administrator)